Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

12 December 2025

Aberdeen enters into agreement with MFS to acquire management of Closed End Funds with assets totalling £1.5bn

Aberdeen Investments (‘Aberdeen’) has reached agreement with MFS to acquire the management of closed end fund (CEF) assets totalling £1.5bn, further cementing Aberdeen’s position as the fifth largest asset manager of CEFs globally.

Through a series of mergers and reorganisations, nine MFS funds, in addition to one existing Aberdeen closed end fund, will be consolidated resulting in two active closed end funds. Both combined funds will benefit from significant scale, creating a springboard for potential future growth:

-	four MFS municipal bond CEFs and one Aberdeen Municipal bond CEF will be consolidated to create a c.$1bn AUM municipal bond fund
-	five MFS taxable fixed income funds will be merged to create a c.$1.4bn AUM multi-sector fixed income CEF (including private credit)

As one of the largest managers of CEFs in the world, Aberdeen is well placed to support consolidation in the sector, helping to deliver larger funds that benefit from economies of scale and offer greater liquidity for investors. No staff or corporate entities will transfer as part of the transaction, and the acquisition is income accretive from year one. The deal remains subject to approval by the shareholders of the respective funds.

Jason Windsor, Aberdeen Group CEO, says:

Issued by a member of the Aberdeen Group, which comprises Aberdeen Group plc and its subsidiaries. Aberdeen Group plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh EH2 2LL. .

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

“We are delighted to add further scale to our US closed end fund platform, with this highly synergistic acquisition.  As we implement our strategy to become the UK’s leading Wealth and Investment group we will continue to invest in areas of strength where we see significant room for growth.”

Christian Pittard, Head of Closed End Funds, and Managing Director, Corporate Finance, Aberdeen Investments, adds:

“This is an exciting opportunity to bring our institutional skills and leadership in fixed income and private credit to US retail investors through a liquid, closed end fund structure. The enlarged funds will come with real scale and will focus on areas of deep expertise for Aberdeen where we see clear potential for further growth. MFS pioneered US mutual funds back in 1924, and we are proud they have chosen Aberdeen for this agreement.”

Both funds will be managed by Aberdeen’s Global Head of Fixed Income, Jonathan Mondillo. The multi-sector fund will mark Aberdeen’s first foray in the US into this part of the market, investing in a variety of bonds from different sectors, including private credit, to provide a high level of income and risk adjusted returns.

A driving force in the UK and US closed end fund sector

  This will be Aberdeen’s 10th US CEF acquisition since 2000.
  Last year, we invested the equivalent of around six months of management fees in the shares of our UK listed investment companies. In 2024, we also successfully executed one of the largest mergers ever in the sector with BBOX and UKCM.
Issued by a member of the Aberdeen Group, which comprises Aberdeen Group plc and its subsidiaries. Aberdeen Group plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh EH2 2LL. .

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

  Aberdeen was the first asset manager to unveil a suggested industry blueprint for solving the cost disclosure issues that have been plaguing investment companies, publishing a new ‘Statement of Operating Expenses’ (SOE) template.
  Aberdeen currently manages c.£21.4bn in closed end funds, making it the fifth largest manager of closed end funds globally. (Data from Morningstar as of 12/11/25. Excludes this transaction).

Ends

Media enquiries

Jemma Jackson

Head of Campaigns and Media, Aberdeen

jemma.jackson@aberdeenplc.com

07776 204 610

Notes to editors:

About Aberdeen Investments:

Aberdeen Investments is a global specialist asset manager that focuses on areas where we have both strength and scale across public and private markets, including credit, specialist equities and real assets.

Issued by a member of the Aberdeen Group, which comprises Aberdeen Group plc and its subsidiaries. Aberdeen Group plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh EH2 2LL. .

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: December 12, 2025

Press Release

Our teams collaborate across regions, asset classes and specialisms, connecting diverse perspectives and working with clients to identify investment opportunities that suit their needs.

As at 30 September 2025, Aberdeen Investments managed c.£382bn on behalf of clients, including insurance companies, sovereign wealth funds, independent wealth managers, pension funds, platforms, banks and family offices.

www.aberdeeninvestments.com

About Aberdeen Group

Aberdeen is a leading Wealth & Investments group, working to help millions of customers and clients turn their financial goals into reality. As at 30 September 2025, Aberdeen managed and administered c.£542bn of client and customer assets across its three core businesses; interactive investor, Adviser and Investments.

www.aberdeenplc.com

Issued by a member of the Aberdeen Group, which comprises Aberdeen Group plc and its subsidiaries. Aberdeen Group plc is registered in Scotland (SC286832) at 1 George Street, Edinburgh EH2 2LL. .